Exhibit 99.1

Cheche Group Reports First Half 2025 Unaudited Financial Results

●    Announcing New Strategic Initiatives to Commercialize AI Tools Internationally

BEIJING, China – August 28, 2025 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche”, the “Company” or “we”), China’s leading auto insurance technology platform, today announced its unaudited financial results for the six months ended June 30, 2025.

Key Business Highlights

●	Partnerships with New Energy Vehicle (NEV) companies (1) numbered 15 in the first half 2025 and led to 810,000 policies with corresponding written premium of RMB2.6 billion (US$361.3 million), representing an increase of 135.5% and 150.6%, respectively, compared to the prior-year period.
●	Gross profit increased 1.7% to RMB65.8 million (US$9.2 million) compared to the prior-year period, as the improved business structure (the proportion of NEV premium out of total written premium increased to 22.5% from 9.3% for the prior-year period) led to a higher gross margin.
●	Net loss for the period improved 53.4% year-over-year to RMB25.6 million (US$3.6 million) from RMB54.9 million in the prior-year period.
●	Adjusted net loss (2) for the period improved 56.9% to RMB10.5 million (US$1.5 million) from RMB24.4 million in the prior-year period.
●	Total written premiums placed for the first half of 2025 was RMB11.5 billion (US$1.6 billion) increasing 4.0% compared to RMB11.1billion for the prior-year period.
●	Total number of policies issued for the first half year increased 3.8% to 8.3 million from 8.0 million for the prior-year period.
●	New strategic initiatives: The AI-Driven Intelligent Insurance Tool and Fintech Solution for Automakers Abroad next-gen AI capabilities will leverage Cheche’s expertise overseas by applying advanced pricing models and supporting alignment of global insurance standards, as well as accelerating the industry’s globalization by linking automakers, insurers, and vehicle owners through collaborative models.

(1) The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. Cheche started to collaborate with NEV manufacturers in 2022, and such collaborations yielded considerable results in 2023. Cheche believes that the further growth of the NEV market and the introduction of innovative NEV auto insurance solutions will further fuel the revenue contribution of its partnership with NEV manufacturers. The management of Cheche utilizes the number of partnerships with NEV manufacturers, the number of insurance policies embedded in the new NEV deliveries, and the amount of corresponding premium generated from such embedded policies as the main operating metrics to evaluate its business and presents such operating metrics for investors to better understand and evaluate Cheche’s business.

(2) Adjusted Net Loss is a non-GAAP measure. For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

Management Comments

“We delivered substantial bottom-line improvement on both an actual and adjusted basis, reflecting the continued optimization of our revenue structure, disciplined cost control, and expense reductions across all three major categories,” said Lei Zhang, Founder, CEO, and Chairman of Cheche Group. “While our top line was moderated by lower fee rates from NEV vehicles within the revenue mix, the rapid adoption of new energy vehicles and the ongoing transformation of the mobility sector present a long runway of opportunity. As the Company strengthens partnerships with NEV makers and expands its insurance operations, we expect that opportunity to translate to approximately 30%–40% of China’s NEV market over the next three to five years.

“Today’s announcement on how we plan to commercialize our AI-powered innovations marks an important milestone for Cheche. With two forward-looking initiatives—the AI-Driven Intelligent Insurance Tool and the Fintech Solution for Automakers Abroad—we are extending our leadership beyond China. This strategy, developed in collaboration with insurers and auto manufacturers, is intended to span Asia-Pacific, Europe, and Latin America and is designed to test and refine China’s advanced NEV pricing models across international markets, while supporting greater consistency in global insurance practices and strengthening our capacity as the digital backbone connecting automakers, insurers, and vehicle owners worldwide. We believe this strategic direction not only enhances our position domestically but also establishes Cheche as a central player in shaping the next generation of global mobility and intelligent insurance. Our continued focus on efficiency, adaptability, and innovation will help us to capture greater value going forward.”

Unaudited First Half Year 2025 Financial Results

Net Revenues were RMB1,348.7 million (US$188.3 million), representing a 17.7% year-over-year decrease from the prior-year period as a result of the proportion of NEV premiums, for which the insurance service fee rate was lower, out of total written premium increased to 22.5% from 9.3%.

Cost of Revenues decreased 18.5% year-over-year to RMB1,282.9 million (US$179.1 million) from the prior-year period due to a decline in net revenues and higher gross margin driven by the rapid growth of the NEV business.

Gross profit increased 1.7% to RMB65.8 million (US$9.2 million) compared to the prior-year period, despite the lower net revenues, as the improved business structure led to a higher gross margin.

Selling and Marketing Expenses decreased 10.6% to RMB37.3 million (US$5.2 million) from RMB41.7 million in the prior-year period, mainly due to the decrease in staff cost, amortization of right-of-use assets and share-based compensation expenses. Excluding share-based compensation expenses, selling and marketing expenses were RMB35.4 million (US$4.9 million), a decrease of 6.9% compared to the prior-year period.

General and Administrative Expenses decreased 39.7% to RMB37.3 million (US$5.2 million) from RMB61.8 million for the prior-year period, mainly due to the decrease of share-based compensation, staff cost and professional service fees. Excluding share-based compensation and dispute resolution expenses, general and administrative expenses decreased 28.6% year over year, from RMB37.3 million to RMB26.6 million (US$3.7 million).

Research and Development Expenses decreased slightly to RMB18.3 million (US$2.6 million) from RMB18.5 million in the prior-year period. The change was mainly driven by decreased staff costs and share-based compensation, partially offset by increased professional service fees. Excluding share-based compensation expenses, research and development expenses increased 3.4% to RMB17.8 million (US$2.5 million) from RMB17.2 million in the prior-year period.

Total Operating Expenses decreased 23.9% to RMB92.8million (US$13.0 million) from RMB121.9 million in the prior-year period, mainly due to the decrease in staff cost and share-based compensation expenses. Excluding share-based compensation expenses and dispute resolution expenses, total operating expenses decreased 13.7% from the prior-year period.

Net Loss improved 53.4% to RMB25.6 million (US$3.6 million) over the prior-year period. Excluding non-GAAP expenses, the Adjusted Net Loss improved 56.9% to RMB10.5 million (US$1.5 million) from RMB24.4 million for the prior-year period.

Net Loss Per Share, basic and diluted, was RMB0.31 (US$0.04), improving RMB0.41 from a loss of RMB0.72 for the prior-year period.

Adjusted Net Loss Per Share, basic and diluted, was RMB0.13 (US$0.02), improving RMB0.19 from a loss of RMB0.32 for the prior-year period.

First Half Year 2025 Business Developments

●	On January 13, 2025, Cheche announced that Cheche Technology Inc., the Company’s wholly owned subsidiary, as a pioneer of insurance technology in China, was recognized by KPMG China as one of China’s top 50 leading fintech companies. Cheche’s growth and success at the helm of digital insurance transformation is further underscored by this recognition.

●	On February 24, 2025, Cheche announced that its innovative Tianmu Insurance Anti-Fraud and Risk Control Model has been recognized in the prestigious Top 100 AI Products of 2024 list. The award-winning Tianmu Model integrates advanced technologies such as big data, artificial intelligence, and biometrics to construct an intelligent anti-fraud and risk control system. This accolade highlights Cheche’s commitment to leveraging cutting-edge technology in the insurance industry.

●	On April 22, 2025, Cheche announced that it entered into a partnership with Wuhu Jetour Automobile Sales Company Limited (“Jetour Auto”), an automotive brand under Chery Holding Group Co., Ltd. (“Chery Holding Group”). We see tremendous potential in expanding our services and product offerings to other automotive brands within Chery Holding Group in the near future.

●	On August 28, 2025, in conjunction with plans to begin expanding internationally in Q4 2025, Cheche announced two new digital initiatives, the AI-Driven Intelligent Insurance Tool and the Fintech Solution for Automakers Abroad, as it seeks to fully integrate its strengths in smart, connected new energy vehicles (NEVs) and collaborate with partners to navigate the global landscape of next-generation data-driven automotive innovation.

Balance Sheet

As of June 30, 2025, the Company had RMB167.2 million (US$23.3 million) in total cash and cash equivalents and short-term investments.

Business Outlook

For the full year 2025:

● Cheche is revising its Net Revenue guidance to an approximate range of RMB3.0 billion to RMB3.3 billion, from the previously announced approximate range of RMB3.6 billion to RMB3.8 billion, to reflect the recent changes in business structure.

● Cheche is affirming expectations for the following:

1) Total Written Premiums Placed ranging approximately from RMB25.5 billion to RMB27.0 billion; 2) NEV Written Premiums Placed approximately ranging from RMB7.0 billion to RMB8.0 billion；3) Adjusted Operating Results shifting from a loss to a profit.

Conference Call

Cheche will host a webcast and conference call to discuss its first half 2025 results today at 8:00 a.m. EDT. This earnings release and a related investor deck will be available prior to the event in the “Quarterly Results” section under “Financials”, while. the live webcast will be available in the “Events” section under the “News & Events” header on the investor relations website at ir.chechegroup.com.

The dial-in numbers for the conference call are as follows:

●	Participant (toll-free): 1-888-346-8982

●	Participant (international): 1-412-902-4272

●	Hong Kong LT: 852-301-84992

●	Hong Kong Toll Free: 800-905945

●	China Toll-Free: 4001-201203

Please dial in 10 to 15 minutes before the scheduled start time and request Cheche’s first half 2025 earnings call.

A webcast replay will be available for one year following the call.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 101 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Non-GAAP Financial Measures

Cheche has provided non-GAAP financial measures in this press release that have not been prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

Cheche uses adjusted selling and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted total operating expenses, adjusted net loss, and adjusted net loss per share, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

Cheche defines adjusted total operating expenses as total operating expenses adjusted for the impact of share-based compensation and dispute resolution expenses, which represents expenses incurred by Cheche in connection with settling a dispute with a certain security holder. Cheche defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and dispute resolution expenses. Adjusted net loss per share, basic and diluted, is calculated as adjusted net loss divided by weighted-average ordinary shares outstanding.

Cheche believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, and change in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and dispute resolution expenses. Cheche believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Cheche’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Cheche encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Cheche mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Unaudited Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data)

	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	117,472	149,194	20,827
Short-term investments	35,423	18,007	2,514
Accounts receivable, net	982,479	942,717	131,598
Prepayments and other current assets	45,436	45,538	6,357
Total current assets	1,180,810	1,155,456	161,296

Non-current assets:
Restricted Cash	5,000	26,476	3,696
Property, equipment and leasehold improvement, net	1,368	1,130	158
Intangible assets, net	5,950	4,900	684
Right-of-use assets	5,653	8,103	1,131
Goodwill	84,609	84,609	11,811
Other non-current assets	4,530	4,148	579
Total non-current assets	107,110	129,366	18,059
Total assets	1,287,920	1,284,822	179,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	725,815	683,965	95,478
Short-term borrowings	30,000	71,900	10,037
Contract liabilities	1,781	1,692	236
Salary and welfare benefits payable	80,377	82,949	11,579
Tax payable	12,011	15,317	2,138
Accrued expenses and other current liabilities	25,248	22,014	3,073
Short-term lease liabilities	3,037	5,583	779
Total current liabilities	878,269	883,420	123,320

Non-current liabilities:
Amounts due to related party	45,811	48,316	6,745
Deferred tax liabilities	1,488	1,225	171
Long-term borrowings	-	5,000	698
Long-term lease liabilities	2,137	2,051	286
Deferred revenue	1,432	1,432	200
Warrant	3,032	1,910	267
Total non-current liabilities	53,900	59,934	8,367

Total liabilities	932,169	943,354	131,687

Ordinary shares	6	6	1
Treasury stock	(1,025)	(1,025)	(143)
Additional paid-in capital	2,525,741	2,538,781	354,400
Accumulated deficit	(2,175,057)	(2,200,625)	(307,195)
Accumulated other comprehensive income	6,086	4,331	605
Total Cheche’s shareholders’ equity	355,751	341,468	47,668

Total liabilities and shareholders’ equity	1,287,920	1,284,822	179,355

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss (All amounts in thousands, except for share and per share data)

	For the Six Months Ended
	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD

Net revenues	1,638,986	1,348,652	188,265

Cost and Operating expenses:
Cost of revenues	(1,574,285)	(1,282,869)	(179,082)
Selling and marketing expenses	(41,661)	(37,250)	(5,200)
General and administrative expenses	(61,753)	(37,255)	(5,201)
Research and development expenses	(18,525)	(18,293)	(2,554)
Total cost and operating expenses	(1,696,224)	(1,375,667)	(192,037)
Operating loss	(57,238)	(27,015)	(3,772)

Other expenses:
Interest income	3,257	1,669	233
Interest expense	(440)	(1,213)	(169)
Foreign exchange (losses)/gains	(1,055)	893	125
Government grants	234	1,295	181
Changes in fair value of warrant	3,376	1,114	156
Changes in fair value of amounts due to related party	(3,286)	(2,052)	(286)
Others, net	180	(454)	(63)
Loss before income tax	(54,972)	(25,763)	(3,595)
Income tax credit	100	195	27

Net loss	(54,872)	(25,568)	(3,568)

Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	2,016	(1,302)	(182)
Fair value changes of amounts due to related party due to own credit risk	(254)	(453)	(63)
Total other comprehensive income/(loss)	1,762	(1,755)	(245)

Total comprehensive loss	(53,110)	(27,323)	(3,813)

Net loss per ordinary shares outstanding
Basic	(0.72)	(0.31)	(0.04)
Diluted	(0.72)	(0.31)	(0.04)
Weighted average number of ordinary shares outstanding
Basic	76,264,603	82,188,728	82,188,728
Diluted	76,264,603	82,188,728	82,188,728

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)

(All amounts in thousands)

	For the Six Months Ended
	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD
Selling and marketing expenses	(41,661)	(37,250)	(5,200)
Add: Share-based compensation expenses	3,632	1,851	258
Adjusted Selling and marketing expenses	(38,029)	(35,399)	(4,942)

General and administrative expenses	(61,753)	(37,255)	(5,201)
Add: Share-based compensation expenses	22,146	10,674	1,490
Dispute resolution expenses (1)	2,355	-	-
Adjusted General and administrative expenses	(37,252)	(26,581)	(3,711)

Research and development expenses	(18,525)	(18,293)	(2,554)
Add: Share-based compensation expenses	1,333	512	71
Adjusted Research and development expenses	(17,192)	(17,781)	(2,483)

Total operating expenses	(121,939)	(92,798)	(12,955)
Adjusted total operating expenses	(92,473)	(79,761)	(11,136)

(1) represents expenses incurred by Cheche in connection with settling a dispute with a certain security holder, which are not directly related to the core operations of the Cheche’s business.

Reconciliation of GAAP to Non-GAAP Measures (Unaudited)

(All amounts in thousands, except for share data and per share data)

	For the Six Months Ended
	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD
Net loss	(54,872)	(25,568)	(3,568)
Add: Share-based compensation expenses	27,117	13,040	1,820
Amortization of intangible assets related to acquisition	1,050	1,050	147
Change in fair value of warrant	(3,376)	(1,114)	(156)
Changes in fair value of amounts due to related party	3,286	2,052	286
Dispute resolution expenses	2,355	-	-
Adjusted net loss	(24,440)	(10,540)	(1,471)

Weighted average number of ordinary shares used in computing non-GAAP adjusted net loss per ordinary share
Basic	76,264,603	82,188,728	82,188,728
Diluted	76,264,603	82,188,728	82,188,728

Net loss per ordinary share
Basic	(0.72)	(0.31)	(0.04)
Diluted	(0.72)	(0.31)	(0.04)

Non-GAAP adjustments to net loss per ordinary share
Basic	0.40	0.18	0.02
Diluted	0.40	0.18	0.02

Adjusted net loss per ordinary share
Basic	(0.32)	(0.13)	(0.02)
Diluted	(0.32)	(0.13)	(0.02)